
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

March 12, 2009

Daymon Bodard
President and Chief Executive Officer
Nova Energy, Inc.
2050 Russet Way, Suite 190
Carson City, NV 89703

**Re:** **Nova Energy, Inc.**
**Amendment 3 to Registration Statement on Form 10**
**Filed February 19, 2009**
**File No. 0-27693**

Dear Mr. Bodard:

   We have reviewed your response letter dated February 18, 2009, and your amended filing, and we have the following comments.  Where indicated, we think you should revise your registration statement and take additional action in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted.  Please be as detailed as necessary in your explanation.

Amendment 3 to Registration Statement on Form 10

General

1.  We note your response to comment 2 from our letter dated December 31, 2008.  Please further revise the Form 10 to make clear the reasons for the registrant's failure to file required Exchange Act reports with the Commission, and specify in the revised disclosure the periods during which such failures occurred.  Also, state explicitly Mr. Bodard's management role during this time.

Risk Factors, page 5

2.  The response to prior comment 5 suggests that you did not understand the intent of the comment.  Please revise this section generally to eliminate text that mitigates or that may reduce the risk you are discussing in each factor.  For example, we note the text under "Title to oil and gas properties," beginning with "[t]he Company has taken and will continue to take all reasonable steps."  This language attempts to mitigate the risk that you might not hold proper title to your properties, and is therefore inappropriate for the risk factors section.

Form 10-Q for the fiscal quarter ended December 31, 2008

Financial Statements

General

3.  Please amend your filing to include, in addition to your quarterly financial statements, Statements of Operations and Statements of Cash Flows for the year-to-date period, from July 1, 2008 through December 31, 2008, and the comparable period of the preceding fiscal year, to comply with Rule 8-03 of Regulation S-X.  Please also make all revisions necessary to resolve the other issues identified in this comment letter.

Note 1 – Basis of Presentation, page 8

4.  We note that you have not complied with prior comment 15, regarding references to incorrect or superseded accounting literature in your filing.  We also see that you continue to reference outdated guidance in both of your subsequent interim reports, as with your disclosure about impairment testing.  Please correct your disclosures.

Management's Discussion and Analysis or Plan of Operation, page 12

5.  We note your multiple references to Form 10-QSB.  Please note that this form was removed effective October 31, 2008. See Release No. 33-8876, available at http://www.sec.gov/rules/final/2007/33-8876.pdf. Please revise to remove any reference to the outdated form.

Controls and Procedures, page 13

6.  We note that you disclose that your officers conducted an evaluation of your disclosure controls and procedures as of December 31, 2008 and concluded that these were effective.  Given that you omitted the required year-to-date financial statements, continue to have outdated accounting policies disclosed, and have not filed the proper form of officer certifications, we do not see support for your assertion.

    Therefore, unless you have other information that we should consider, we expect that you will need to expand your disclosure to clarify that given these observations, notwithstanding the results of your initial evaluation, your disclosure controls and procedures were not actually effective as of December 31, 2008.

    If you subsequently implement disclosure controls and procedures that remedy this condition, and believe again that these are effective, we expect you would need to provide disclosure about the changes that you have made to resolve ineffectiveness.

7.  We note that you have not complied with prior comment 20, concerning your disclosures about changes in internal control over financial reporting.  We reissue prior comment 20.

8.  We note your statement that there were no "significant" changes to your internal controls during the fiscal quarter ended December 31, 2008.  Please revise to state whether there were <u>any</u> changes in your internal controls during the reporting period.

Exhibits

9.  The certification you attached as Exhibits 31 does not conform to the requirements of Item 601(b)(31) of Regulation S-K.  For example, you have omitted the language pertaining to your responsibility for internal control over financial reporting, required in the introductory section of paragraph 4, and in paragraph 4(b); the representation about the timing of your evaluation indicates you have not complied with Rule 13a-15(b) of Regulation 13A, which requires that you conduct the evaluation as of the end of each fiscal quarter, rather than within 90 days of that point; you have not provided the assertion about disclosing changes in internal control over financial reporting that is required in paragraph 4(d); and the discussion in your paragraph 6 is no longer appropriate.  Please comply with your reporting obligations, including Item 601(b)(31) of Regulation S-K.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.  Please contact John Lucas at (202) 551-5798 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director